

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 30, 2010

Dr. Alexander Shubat
Chief Executive Officer
Virage Logic Corporation
47100 Bayside Parkway
Fremont, CA   94538

> **Re: Virage Logic Corporation**
> **Form 10-K for fiscal year ended September 30, 2009**
> **Filed December 15, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2010**
> **File No. 0-31089**

Dear Mr. Shubat:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended September 30, 2009

Business, page 3

1.   In future filings, please expand page 3 to disclose the material terms of the licensing agreement with AMD, such as the duration and termination provisions of the agreement. Also, please tell us where you filed as an exhibit the license agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Liquidity and Capital Resources, page 52

2.   Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Exhibits and Financial Statement Schedules, page 61

3.   Please tell us where you filed as exhibits your change in control severance agreements mentioned on page 30 and your employment agreements mentioned on page 35 of your definitive proxy statement filed on March 9, 2010.

Financial Statements, page 65

Note 1. Organization and Summary of Significant Accounting Policies, page 69

- Goodwill and Intangible Assets, page 72

4.   We note your disclosure here regarding your annual goodwill impairment testing. We further note that during the second quarter of fiscal 2009, you performed an interim goodwill impairment analysis resulting in the recording an impairment charge of $11.8 million. Please revise your disclosure here or in the Critical Accounting Policies section of Management's Discussion and Analysis in future filings to clearly disclose the number of reporting units you have determined for purposes of your goodwill impairment testing. Please also revise to disclose when you perform your annual impairment testing.

Note 5. Restructuring Charges, page 86

5.   We note disclosures about the liabilities resulting from your fiscal 2009 restructuring plans. According to the table on accrued expenses as of September 30, 2009 on page 81 of Note 3, accrued restructuring liabilities were approximately $4.2 million. However, based on the information reflected here, accrued restructuring liability was approximately $2.5 million. Please provide a reconciliation to explain the reason(s) for this difference.

Dr. Alexander Shubat
Virage Logic Corporation
June 30, 2010
Page 3

Form 10-Q for the quarterly period ended March 31, 2010

Note 2. Business Combinations, page 13

6.	We note that in determining the total consideration transferred in the NXP acquisition, you included a liquidity discount to reflect trading restrictions on the shares issued. We further note the trading restrictions are for periods up to 30 months. Based on the information provided, it appears the net liquidity discount used was approximately 25%. Please explain to us in greater detail the material provisions of the trading restrictions, including the length of time each block of shares is restricted from trading. Please also explain to us how you determined the liquidity discount to record relating to these trading restrictions. Finally, with reference to any authoritative accounting literature on which you relied, explain to us why you believe it is appropriate to reduce the value of the consideration transferred by this liquidity discount.

7.	We note that in connection with the NXP acquisition, you entered into three related agreements with NXP. For each of the agreements, please explain how you considered the guidance in paragraphs 805-10-25-20 through 805-10-25-22 in determining whether the agreement was part of the business combination. Please also clarify how, if at all, these agreements impacted your accounting for the business combination.

Item 4. Controls and Procedures, page 28

-Evaluation of Disclosure Controls and Procedures, page 28

8.	We note your statement that your chief executive officer and chief financial officer have concluded that your "disclosure controls and procedures were effective in providing reasonable assurance that material information relating to [us] and [y]our consolidated subsidiaries is recorded, processed and made known to management on a timely basis, including during the period when [we] prepare [y]our periodic SEC reports." The language included after the word "effective" appears superfluous since disclosure controls and procedures is defined in Rule 13a-15(e) of the Exchange Act. Please revise future filings to remove the language that is included after the word "effective." Alternatively, if you elect to include language after management's conclusion regarding disclosure controls and procedures in future filings, please revise the language to conform to the entire definition of disclosure controls and procedures as set forth in Rule 13a-15(e) of the Exchange Act.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney at (202) 551-3602 or me at (202) 551-3314 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Daniel Morris
Special Counsel